SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2012
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2012, incorporated by reference herein:
Exhibit
99.1    Release dated February 6, 2012, entitled “BLYVOOR GIVES NOTICE OF SECTION 189
           (3) PROCESS TO CONSIDER EMPLOYEE REDUCTIONS.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 6, 2012
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD”)
BLYVOOR GIVES NOTICE OF SECTION 189 (3) PROCESS TO CONSIDER EMPLOYEE REDUCTIONS
DRDGOLD shareholders are advised that, following a recommendation from the Board of Directors of its 74%-owned Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”), it has resolved to suspend all further mining at Blyvoor’s low-grade Number 4 and 6 Shafts with immediate effect.

Pursuant to this resolution, which may impact on up to 1 800 employees of the mine, Blyvoor’s management has given notice in terms of Section 189 (3) of the Labour Relations Act to the
National Union of Mineworkers and UASA of a 60-day process to seek consensus on the possible cutbacks.

These measures follow a decline since April 2011 in recovery grades to below cut-off at the two shafts, which are used mainly to pump water from underground to surface and into Blyvoor’s surface recovery circuit. Both shafts failed to respond to turnaround efforts since the introduction of business rescue proceedings in the second half of last year.

For the time being, pumping of underground water from the two shafts will not be affected by the cutbacks.

Production from Blyvoor’s surface recycling circuit and at its principal No 5 production shaft; from which it plans to access an additional 400 000 ounces it is seeking to acquire from AngloGold
Ashanti’s Savuka Mine – are also not affected by the decision.

DRDGOLD has notified Village Main Reef Limited – with whom DRDGOLD is currently in negotiations for the disposal of its stake in Blyvoor – of its decision, and is of the view that the proposed sale will not be negatively affected by it.

Roodepoort
6 February 2012

Sponsor: One Capital